Exhibit 99.1

ECMOHO LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 11, 2020

Notice is hereby given that ECMOHO Limited, a Cayman Islands company (the “Company” or “we”), will hold its annual general meeting of shareholders on December 11th, 2020, at 10:00 A.M., Beijing Time (“AGM”). The AGM will be held at 2/F, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China, to consider and, if thought fit, to pass, the following resolutions:

Proposal 1: As an ordinary resolution, THAT the nomination of Zoe Wang, Leo Zeng, Greg Ye, Rachel Sang, Daniel Wang as Directors of the Board be ratified, confirmed, approved and adopted.

Proposal 2: As an ordinary resolution, THAT the appointment of the independent auditor Friedman LLP for the fiscal year ending December 31, 2020 be ratified, confirmed, approved and adopted.

You can find more information about each of these items in the attached proxy statement. Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on November 6, 2020, New York time, can vote at the Annual General Meeting or at any adjournment that may take place.

If you are a holder of American Depositary Shares (ADS) you cannot attend and vote at the Annual General Meeting. However, if you are a holder of ADSs as of COB (NY time) on November 6, 2020 (the ADS Record Date) and you wish to direct Citibank, N.A., in its capacity as ADS Depositary, to vote the Class A Ordinary Shares represented by your ADSs, you or your agent(s) need to deliver a properly completed, dated and signed ADS Voting Instructions Card to Citibank, N.A., in its capacity as ADS Depositary, prior to 10:00 am, New York City time on December 4th, 2020. Citibank, N.A, in its capacity as ADS Depositary, will distribute to holders of ADSs as of the ADS Record Date directions on how to complete and deliver ADS Voting Instructions Cards.

3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China

Telephone: +86-21-6113-2270

We cordially invite all holders of Ordinary Shares to attend the Annual General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy needs not be a shareholder of the Company. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy. If you are a holder of Ordinary Shares and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your form of proxy and then decide to attend the Annual General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Investor Relations Department, ECMOHO Ltd., 3/F, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof. (This notice of the Annual General Meeting of Shareholders and the attached proxy statement are also available through our website at https://ir.ecmoho.com)

By Order of the Board of Directors,

/s/ Ms. Zoe Wang
Zoe Wang
Chief Executive Officer
Chairwoman of the Board

Date: November 6, 2020

3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China

Telephone: +86-21-6113-2270